QuickLinks -- Click here to rapidly navigate through this document

Exhibit 1.7

[CGI LETTERHEAD]
PRESS RELEASE	FOR IMMEDIATE PUBLICATION

CGI's Offer to Acquire Cognicase is Successful

Montreal, Québec, January 14, 2003—CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) announced today that a total of approximately 64.5 million common shares of Cognicase Inc. (Cognicase) (TSX: COG; Nasdaq: COGI) were deposited by shareholders of Cognicase at or prior to midnight on January 13, 2003, being the expiry time of the offer made by CGI on December 6, 2002, as amended, to acquire all of the outstanding common shares of Cognicase (the "Offer"). This represents approximately 90.2% of the then 71.5 million outstanding common shares of Cognicase.

In view of these results, all of the conditions mentioned in the Offer have been met and CGI notified on January 13, 2003 Computershare Trust Company of Canada, the depositary under the Offer, that it had:

(i)
decided to take-up all the common shares of Cognicase validly deposited and not withdrawn under the Offer at or prior to midnight on January 13, 2003;

(ii)
made appropriate arrangements for the payment of such common shares of Cognicase to occur on January 16, 2003; and

(iii)
extended the Offer for acceptance until midnight (Montreal time) on January 24, 2003.

CGI is pleased that the shareholders of Cognicase, by depositing approximately 90.2% of the then 71.5 million outstanding common shares of Cognicase, have chosen to support and accept CGI's Offer to acquire Cognicase.

Serge Godin, Chairman and CEO of CGI said: "We are very excited to be welcoming our new clients, employees and shareholders. This transaction will allow us to merge the operations of two Canadian- based IT services firms with a parallel North American footprint. On behalf of the entire CGI team, I would like to extend a very warm welcome to Cognicase professionals. I am convinced that together we will continue to pursue our dream of becoming a world-class IT and BPO services player."

A Notice of Extension will be mailed today to all shareholders of Cognicase whose common shares were not deposited under the Offer. Those shareholders are invited to deposit their common shares of Cognicase under the Offer by no later than midnight (Montreal time) on January 24, 2003.

About CGI

Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 16,000 professionals. As at September 30, 2002, CGI's annualized revenue run-rate totals CDN$2.3 billion (US$1.5 billion). and its order backlog totalled CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

QuickLinks

  Exhibit 1.7
CGI's Offer to Acquire Cognicase is Successful